UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)

NXP Semiconductors N.V.

(Name of Issuer)

COMMON STOCK
NOMINAL VALUE €.20 PER SHARE

(Title of Class of Securities)

N6596X109

(CUSIP Number)

HERMAN H. RASPÉ, ESQ.
PATTERSON BELKNAP WEBB & TYLER LLP
1133 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10036-6710
(212) 336-2000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 4, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N6596X109

1	Names of Reporting Person: Philips Pension Trustees Limited I.R.S. Identification No. of Above Person (Entities Only): N/A
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☒ (SEE ITEM 5)
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0 (SEE ITEM 5)
	8	Shared Voting Power 164,495,570 (SEE ITEM 5)
	9	Sole Dispositive Power 0 (SEE ITEM 5)
	10	Shared Dispositive Power 164,495,570 (SEE ITEM 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,733,000 (SEE ITEM 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13	Percent of Class Represented by Amount in Row (11) 12.60% (SEE ITEM 5)
14	Type of Reporting Person (See Instructions) CO, EP

CUSIP No. N6596X109

1	Names of Reporting Person: PPTL Investment LP I.R.S. Identification No. of Above Person (Entities Only): N/A
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☒ (SEE ITEM 5)
3	SEC Use Only
4	Source of Funds (See Instructions) N/A (SEE ITEM 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 31,733,000 (SEE ITEM 5)
	8	Shared Voting Power 164,495,570 (SEE ITEM 5)
	9	Sole Dispositive Power 31,733,000 (SEE ITEM 5)
	10	Shared Dispositive Power 164,495,570 (SEE ITEM 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,733,000 (SEE ITEM 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13	Percent of Class Represented by Amount in Row (11) 12.60% (SEE ITEM 5)
14	Type of Reporting Person (See Instructions) PN

CUSIP No. N6596X109

1	Names of Reporting Person: PPTL Investment Limited I.R.S. Identification No. of Above Person (Entities Only): N/A
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☒ (SEE ITEM 5)
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0 (SEE ITEM 5)
	8	Shared Voting Power 164,495,570 (SEE ITEM 5)
	9	Sole Dispositive Power 0 (SEE ITEM 5)
	10	Shared Dispositive Power 164,495,570 (SEE ITEM 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,733,000 (SEE ITEM 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13	Percent of Class Represented by Amount in Row (11) 12.60% (SEE ITEM 5)
14	Type of Reporting Person (See Instructions) CO

Statement on Schedule 13D/A

This Amendment No. 6, being filed by (i) Philips Pension Trustees Limited (“Philips Pension Trustees”), a private limited company organized under the laws of England and Wales, (ii) PPTL Investment LP, a limited partnership organized under the laws of Scotland (“PPTL LP”) and (iii) PPTL Investment Limited, a Scottish company limited by guarantee (“GP” and together with Philips Pension Trustees and PPTL LP, the “Reporting Persons”), amends the Schedule 13D initially filed on September 17, 2010 (“Original 13D”), as amended by Amendment No. 1 filed on November 2, 2010 (“First Amendment”), Amendment No. 2 filed on April 6, 2011 (“Second Amendment”), Amendment No. 3 filed on July 6, 2011 (“Third Amendment”), Amendment No. 4 filed on July 19, 2011 (“Fourth Amendment”)  and Amendment No. 5 filed on November 1, 2011 (“Fifth Amendment,” and together with the First Amendment, Second Amendment, Third Amendment and Forth Amendment, the “Prior Amendments”) relating to the beneficial ownership of common stock, nominal value €.20 per share (“Common Stock”), of NXP Semiconductors N.V. (the “Issuer”), a public company with limited liability incorporated under the laws of The Netherlands.  The principal executive office of the Issuer is located at High Tech Campus 60, 5656 AG Eindhoven, The Netherlands.  Information reported in the Original 13D, as amended or superseded by information contained in the Prior Amendments, remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Original 13D, as amended by the Prior Amendments.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended and restated as follows:

(a)      As a result of the sales of the shares of Common Stock described in (c) below, PPTL LP directly owns 31,733,000 shares of Common Stock representing approximately 12.60% of the outstanding Common Stock, based on 251,751,500 shares of Common Stock outstanding (as reported in the Form F-3 Registration Statement, filed on August 23, 2011, Registration No. 333-176435).

GP does not directly own any shares of Common Stock but, as the general partner of PPTL LP, has the power to direct the voting and disposition of all of the 31,733,000 shares of Common Stock held by PPTL LP.  Philips Pension Trustees is the sole member of GP (and may therefore elect GP’s board of directors) and is the sole limited partner of PPTL LP.  As such, the Reporting Persons may be deemed to have formed a group within the meaning of Section 13 of the Securities Exchange Act of 1934, as amended, and each of GP and Philips Pension Trustees may be deemed to possess shared beneficial ownership of the 31,733,000 shares of Common Stock held by PPTL LP.

KPENV may appoint the majority of the board of directors of Philips Pension Trustees.  In addition, the Amended Transfer Agreement limits the ability of PPTL LP as the holder of the Transfer Shares to dispose of the Transfer Shares without the consent of KPENV.  Furthermore, the Shareholders’ Agreement grants KPENV the right to nominate one non-executive member of the Issuer’s board of directors and requires PPTL LP to vote the Transfer Shares in favor of such nominee.

By virtue of (A) the Shareholders’ Agreement, which contains (i) certain restrictions on the transfer of shares of Common Stock held by the parties thereto, (ii) certain agreements as to the voting of such shares, (iii) drag-along provisions requiring the sale of such shares in certain circumstances and (iv) tag-along provisions permitting the parties thereto to participate in the sale of Common Stock by another party, and (B) with respect to KPENV, the Amended Transfer Agreement, which contains the provisions described above, the Reporting Persons may be deemed to have formed a group, within the meaning of Section 13 of the Securities Exchange Act of 1934, as amended, and Rule 13d-5 promulgated thereunder, with KPENV and the other parties to the Shareholders’ Agreement, including the consortium of funds advised by Kohlberg Kravis Roberts & Co. L.P., Bain Capital Partners, LLC, Silver Lake Management Company, L.L.C., Apax Partners LLP and AlpInvest Partners N.V. and NXP Co-Investment Partners L.P. (collectively, the “Private Equity Consortium”).  As a result, beneficial ownership of the 132,762,570 shares of Common Stock held directly or indirectly by the Private Equity Consortium (as reported in the Prospectus, dated March 30, 2011, filed pursuant to Rule 424(b)(4) by the Issuer on March 31, 2011, Registration No. 333-172713), may be attributed to the Reporting Persons, which would result in the beneficial ownership by the Reporting Persons of 164,495,570 shares of Common Stock, representing approximately 65.34% of the outstanding Common Stock, based on 251,751,500 shares of Common Stock outstanding (as reported in the Form F-3 Registration Statement, filed on August 23, 2011, Registration No. 333-176435).  Notwithstanding the foregoing, the Reporting Persons disclaim membership in such group and disclaim beneficial ownership of all shares of Common Stock held directly or indirectly by the Private Equity Consortium.

The aggregate beneficial ownership that may be attributed to KPENV and the other parties to the Shareholders’ Agreement (each, an “Other Party” and collectively, the “Other Parties”) by virtue of any group that may be deemed to have been formed, as described above, is set forth in Schedule II attached hereto.

(b)      The responses of the Reporting Persons to (i) Rows (7) through (10) of Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.  By virtue of the rights and obligations of Philips Pension Trustees and PPTL LP under the Shareholders’ Agreement including those described in Item 5(a) hereof, the Reporting Persons may be deemed to share voting and dispositive power with respect to the 132,762,570 shares of Common Stock held directly or indirectly by the Private Equity Consortium but disclaim beneficial ownership of such shares.  The number of shares of Common Stock as to which KPENV and each Other Party may be deemed to share voting or dispositive power, as well as the information required by Item 2 with respect to each such party, is set forth in Schedule II attached hereto.

(c)      As of November 4, 2011, PPTL had sold 1,427,408 shares of Common Stock in Rule 144 transactions through JPM, as broker, pursuant to the Second Sales Plan described in Item 4, at an average price of $17.3894 per share.  Aside from sales of shares of Common Stock pursuant to the Second Sales Plan, the Reporting Persons have not effectuated any transactions in Common Stock since the filing of the Fifth Amendment.  The Reporting Persons are not aware of any other transactions in Common Stock that were effected since the filing of the Fifth Amendment by KPENV or any Other Party.

(d)      The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 31,733,000 shares of Common Stock held directly by PPTL LP.   Pursuant to the Amended Transfer Agreement, PPTL LP and/or Philips Pension Trustees may be required under certain circumstances to make an additional payment to KPENV in respect of the such Common Stock, as described in Item 3.  The description of the Purchase Price Adjustment set forth in Item 3, the terms of the Amended Transfer Agreement (attached as Exhibit 1) and the terms of the Restated LP Agreement (attached as Exhibit 5) are incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2011

PHILIPS PENSION TRUSTEES LIMITED

/s/ H. Vivash
Name:	H. Vivash
Title:	Director

PPTL INVESTMENT LP

/s/ M. R. Armstrong
Name:	M. R. Armstrong
Title:	Director, PPTL Investment Limited as General Partner on behalf of PPTL Investment LP

PPTL INVESTMENT LIMITED

/s/ M. R. Armstrong
Name:	M. R. Armstrong
Title:	Director

SCHEDULE II

KPENV AND OTHER PARTIES TO SHAREHOLDERS’ AGREEMENT

This Schedule II sets forth the information required by Items 2 and 5(a) and (b) for each of the parties to the Shareholders’ Agreement other than Philips Pension Trustees and PPTL LP, to the extent such information is known by the Reporting Persons.  Such information is derived from (i) representations made by the Issuer in the Prospectus, dated March 30, 2011, filed pursuant to Rule 424(b)(4) by the Issuer on March 31, 2011, Registration No. 333-172713, and in the Form F-3 Registration Statement, filed on August 23, 2011, Registration No. 333-176435, (ii) information set forth in the Shareholders’ Agreement and (iii) with respect to KPENV, certain additional information provided by KPENV.  While the Reporting Persons have no reason to believe that such information is not reliable, the Reporting Persons only accept responsibility for accurately reproducing such information and accept no further or other responsibility for such information.

A.	KPENV

Item 2, Principal Business: Manufacture and distribution of electronic and electrical products
Item 2, Principal Office Address: Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
Item 2, Place of Organization: The Netherlands
Item 5(a), Shares of Common Stock Deemed to Beneficially Own: 164,495,570*
Item 5(a), Percentage of Outstanding Common Stock: 65.34%*
Item 5(b), Deemed Shared Voting Power: 164,495,570*
Item 5(b), Deemed Shared Dispositive Power: 164,495,570*

*On September 7, 2010, KPENV transferred the entirety of its holdings of Common Stock to Philips Pension Trustees (who subsequently transferred such holdings to PPTL LP) and no longer holds any Common Stock.  Due to the governance arrangements among KPENV and the Reporting Persons (described in Item 5), and in light of certain provisions of the Shareholders’ Agreement and Amended Transfer Agreement (each as described in Item 6), KPENV may be deemed to beneficially own shares of Common Stock held by the Reporting Persons and the Other Parties.

B.            OTHER PARTIES

Item 2, Party Name:	AlpInvest Partners CSI 2006 Lion C.V.	AlpInvest Partners Later Stage II-A Lion C.V.	Apax NXP VI 1 L.P.	Apax NXP VI A L.P.
Item 2, Principal Office Address:	c/o Alpinvest Beheer, Jachthavenweg 118, 1081 KJ Amsterdam, The Netherlands	c/o Alpinvest Beheer, Jachthavenweg 118, 1081 KJ Amsterdam, The Netherlands	c/o Alpinvest Beheer, Jachthavenweg 118, 1081 KJ Amsterdam, The Netherlands	c/o Alpinvest Beheer, Jachthavenweg 118, 1081 KJ Amsterdam, The Netherlands
Item 5(a), Shares of Common Stock Deemed to Beneficially Own:	164,495,570	164,495,570	164,495,570	164,495,570
Item 5(a), Percentage of Outstanding Common Stock:	65.34%	65.34%	65.34%	65.34%
Item 5(b), Deemed Shared Voting Power:	164,495,570	164,495,570	164,495,570	164,495,570
Item 5(b), Deemed Shared Dispositive Power:	164,495,570	164,495,570	164,495,570	164,495,570

SCHEDULE II (CONT.)

Item 2, Party Name:	Meridian Holding S.a.r.l.	Apax NXP V A L.P.	Apax NXP V B-2 L.P.	Apax NXP US VII L.P.
Item 2, Principal Office Address:	Unknown	Unknown	Unknown	Unknown
Item 5(a), Shares of Common Stock Deemed to Beneficially Own:	164,495,570	164,495,570	164,495,570	164,495,570
Item 5(a), Percentage of Outstanding Common Stock:	65.34%	65.34%	65.34%	65.34%
Item 5(b), Deemed Shared Voting Power:	164,495,570	164,495,570	164,495,570	164,495,570
Item 5(b), Deemed Shared Dispositive Power:	164,495,570	164,495,570	164,495,570	164,495,570

Item 2, Party Name:	Bain Capital Lion Holdings L.P.	Bain Capital Fund IX L.P.	Bain Pumbaa LuxCo S.a.r.l.	NXP Co-Investment Partners L.P.
Item 2, Principal Office Address:	111 Huntington Avenue, Boston, MA 02199, U.S.A.	111 Huntington Avenue, Boston, MA 02199, U.S.A.	Unknown	Unknown
Item 5(a), Shares of Common Stock Deemed to Beneficially Own:	164,495,570	164,495,570	164,495,570	164,495,570
Item 5(a), Percentage of Outstanding Common Stock:	65.34%	65.34%	65.34%	65.34%
Item 5(b), Deemed Shared Voting Power:	164,495,570	164,495,570	164,495,570	164,495,570
Item 5(b), Deemed Shared Dispositive Power:	164,495,570	164,495,570	164,495,570	164,495,570

SCHEDULE II (CONT.)

Item 2, Party Name:	NXP Co-Investment Investor S.a.r.l.	KKR NXP (Millenium) Limited	KKR NXP (2006) Limited	KKR NXP (European II) Limited
Item 2, Principal Office Address:	Unknown	c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, NY 10019, U.S.A.	c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, NY 10019, U.S.A.	c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, NY 10019, U.S.A.
Item 5(a), Shares of Common Stock Deemed to Beneficially Own:	164,495,570	164,495,570	164,495,570	164,495,570
Item 5(a), Percentage of Outstanding Common Stock:	65.34%	65.34%	65.34%	65.34%
Item 5(b), Deemed Shared Voting Power:	164,495,570	164,495,570	164,495,570	164,495,570
Item 5(b), Deemed Shared Dispositive Power:	164,495,570	164,495,570	164,495,570	164,495,570

Item 2, Party Name:	KKR Associates Europe II Limited Partnership	KKR NXP Investor S.a.r.l.	SLTI II Cayman NXP, L.P.	SLP II Cayman NXP, Ltd.
Item 2, Principal Office Address:	c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, NY 10019, U.S.A.	Unknown	c/o 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025, U.S.A.	c/o 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025, U.S.A.
Item 5(a), Shares of Common Stock Deemed to Beneficially Own:	164,495,570	164,495,570	164,495,570	164,495,570
Item 5(a), Percentage of Outstanding Common Stock:	65.34%	65.34%	65.34%	65.34%
Item 5(b), Deemed Shared Voting Power:	164,495,570	164,495,570	164,495,570	164,495,570
Item 5(b), Deemed Shared Dispositive Power:	164,495,570	164,495,570	164,495,570	164,495,570

SCHEDULE II (CONT.)

Item 2, Party Name:	SL II NXP S.a.r.l.	Stichting Management Co-Investment NXP
Item 2, Principal Office Address:	Unknown	Unknown
Item 5(a), Shares of Common Stock Deemed to Beneficially Own:	164,495,570	164,495,570
Item 5(a), Percentage of Outstanding Common Stock:	65.34%	65.34%
Item 5(b), Deemed Shared Voting Power:	164,495,570	164,495,570
Item 5(b), Deemed Shared Dispositive Power:	164,495,570	164,495,570

C.           ITEMS 2(D) & (E)

Item 2(d) & (e):  During the last five years, none of the persons listed on this Schedule II, to the knowledge of the Reporting Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.